AMENDMENT NO. 2

TO

ENGAGEMENT LETTER

 This AMENDMENT NO. 2 TO ENGAGEMENT LETTER, dated as of August 7, 2025, is entered into by and between Starfighters Space, Inc. (the "Company") and Digital Offering LLC ("Digital Offering" or "DO") (this "Amendment").

 WHEREAS, Starfighters Space, Inc. ("Starfighters") and Digital Offering entered into an Engagement Letter Agreement on October 27, 2023 and amended on June 11, 2024 (as may be amended, restated or otherwise modified from time to time, the "Engagement Letter");

 WHEREAS, on the date hereof, Starfighters and the Company elected to complete the current Tier II offering (the "Offering") of the Securities with a listing on the NYSE American; and

 WHEREAS, the Company and Digital Offering desire to amend the Engagement Letter as set forth herein.

 NOW, THEREFORE, in consideration for the promises contained herein and the mutual obligations of the parties hereto, the receipt and sufficiency of which are hereby expressly acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

 1.   Section 2(a) and Section 2(c) of the Engagement Letter shall be deleted in their entirety and the following substituted in lieu thereof, with effect from the date first written above:

"(a) As compensation to Digital Offering for its services hereunder, the Company agrees to pay Digital Offering, concurrently with each closing of the Offering, a cash agent fee (the "Agent Fee") equal to 7.5% of the gross proceeds of the Offering. In addition, on the date of each closing of the Offering, the Company will issue to Digital Offering a five-year agent warrant (the "Agent Warrant") for the purchase of a number of common shares that is equal to the quotient of one percent (1%) of the of the dollar amount of Securities sold at such closing divided by the price per share paid by Investors for Securities sold at such closing.  The Agent Warrant will have an exercise price equal to the offering price of the Securities sold to investors in the Offering.  The Agent Warrant will contain customary terms and conditions, including without limitation, provisions for cashless exercise and the Agent Warrant will be registered under the offering statement for the Offering. Digital Offering understands and agrees that there are significant restrictions pursuant to Financial Industry Regulatory Authority ("FINRA") Rule 5110 against transferring the Agent Warrant and the underlying securities during the one hundred eighty (180) days after the qualification date of the offering statement for the Offering and by its acceptance thereof shall agree that it will not sell, transfer, assign, pledge or hypothecate the Agent Warrant, or any portion thereof, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities for a period of one hundred eighty (180) days following the qualification date of the offering statement for the Offering to anyone other than (i) an underwriter or selected dealer in connection with the Offering, or (ii) a bona fide officer or partner of Digital Offering or of any underwriter or selected dealer; and only if any such transferee agrees to the foregoing lock-up restrictions.

(c) The Company shall be responsible for and pay all expenses relating to the Offering, including, without limitation, all filing fees and communication expenses relating to the qualification of the Securities to be sold in the Offering with the Securities and Exchange Commission (the "Commission") and the filing of the offering materials with FINRA; if applicable all fees and expenses relating to the listing of such Securities on the OTCQB, OTCQX, Nasdaq market system, NYSE or NYSE American as the Company and DO together determine. Upon the execution of the engagement letter, the Company at its own expense will conduct background checks, by a background search firm acceptable to DO, for the Company's senior management; all fees, expenses and disbursements relating to the registration or qualification of such Securities; the costs of all mailing and printing of the Offering documents (including the Offering Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Selected Dealers' Agreement and Selling Agent's Questionnaire), Offering Statements, Offering Circulars and all amendments, supplements and exhibits thereto and as many preliminary and final Offering Circulars as DO may reasonably deem necessary; the costs of preparing, printing and delivering certificates representing such Securities; fees and expenses of the transfer agent for such Securities; stock transfer taxes, if any, payable upon the transfer of securities from the Company to DO; the fees and expenses of the Company's accountants and the fees and expenses of the Company's legal counsel and other agents and representatives. Upon DO's and the Company's mutual agreement, the Company shall provide funds to pay all such fees, expenses and disbursements in advance. For the sake of clarity, it is understood and agreed that the Company shall be responsible for DO's reasonable legal costs up to the amount of $100,000, of which $25,000 to be deposited with the signing of this Amendment directly to DO's counsel, if the Offering is consummated or if the Company terminates this Agreement or if DO terminates this Agreement as the result of the Company's material breach of this Agreement, which breach is not cured within ten (10) days following written notice to the Company from DO of such breach up to a maximum of $100,000 of actual fees and expenses. The $25,000 advance payment for DO's legal fees shall be reimbursed to the Company to the extent not actually incurred, in compliance with FINRA Rule 5110(g)(4)(a). The Company shall be solely responsible for work, fees, costs and expenses in connection with any required Blue Sky filings.

 2. Except as herein amended, the terms and provisions of the Engagement Letter shall remain in full force and effect.

3. This Amendment may not be modified or amended except in writing duly executed by the parties hereto.

4. This Amendment may be executed in counterparts, each of which shall be deemed an original, and will become effective and binding upon the parties at such time as all of the signatories hereto have signed a counterpart of this Amendment. All counterparts so executed shall constitute one Amendment binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the same counterpart. Each of the parties hereto shall sign a sufficient number of counterparts so that each party will receive a fully executed original of this Amendment.

* * * * *

 IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 2 to Engagement Letter as of the date first set forth above.

STARFIGHTERS SPACE, INC.

By:	/s/ Rick Svetkoff
Name: Rick Svetkoff
Title: Chief Executive Officer

DIGITAL OFFERING LLC

By: /s/ Gordon McBean_________
Name: Gordon McBean
Title: Chief Executive Officer